Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

November 17, 2020

Issuer:	American Tower Corporation (“AMT”)

Coupon:	0.600% Senior Notes due 2024 (the “2024 Notes”) 1.500% Senior Notes due 2028 (the “2028 Notes”) 2.950% Senior Notes due 2051 (the “2051 Notes”)

Principal Amount:	2024 Notes: $500,000,000 2028 Notes: $650,000,000 2051 Notes: $550,000,000

Maturity Date:	2024 Notes: January 15, 2024 2028 Notes: January 31, 2028 2051 Notes: January 15, 2051

Benchmark Treasury:	2024 Notes: 0.250% UST due November 15, 2023 2028 Notes: 0.500% UST due October 31, 2027 2051 Notes: 1.375% UST due August 15, 2050

Benchmark Treasury Price and Yield:	2024 Notes: 100-02 1/4; 0.226% 2028 Notes: 99-04; 0.629% 2051 Notes: 94-01; 1.629%

Spread to Benchmark Treasury:	2024 Notes: T + 43 basis points 2028 Notes: T + 87.5 basis points 2051 Notes: T + 137.5 basis points

Yield to Maturity:	2024 Notes: 0.656% 2028 Notes: 1.504% 2051 Notes: 3.004%

Price to Public:	2024 Notes: 99.825% 2028 Notes: 99.971% 2051 Notes: 98.930%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2024 Notes: Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2021

2028 Notes: Semi-annually on January 31 and July 31 of each year, commencing on July 31, 2021

2051 Notes: Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2021

Make-whole Call:

2024 Notes: Prior to their maturity date, at greater of par and make-whole at discount rate of Treasury plus 10 basis points

2028 Notes: Prior to November 30, 2027 (two months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2051 Notes: Prior to July 15, 2050 (six months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:

2024 Notes: None

2028 Notes: At any time on or after November 30, 2027 (two months prior to their maturity date)

2051 Notes: At any time on or after July 15, 2050 (six months prior to their maturity date)

Trade Date:	November 17, 2020

Settlement Date(2):	November 20, 2020 (T+3)

CUSIP/ISIN:	2024 Notes: 03027X BH2 / US03027XBH26 2028 Notes: 03027X BJ8 / US03027XBJ81 2051 Notes: 03027X BK5 / US03027XBK54

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under our $2.35 billion senior unsecured revolving credit facility, as amended and restated in December 2019 (the “2019 Credit Facility”), and for general corporate purposes. This may include, among other things, the funding of acquisitions, additions to working capital and repayment or refinancing of existing indebtedness.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,678.9 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of $550.0 million of the net proceeds to repay existing outstanding indebtedness under the 2019 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

Senior Co-Managers:

BBVA Securities Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Commerz Markets LLC

EA Markets Securities LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Co-Managers:	ING Financial Markets LLC Standard Chartered Bank(3)

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on November 20, 2020, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(3)	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated November 17, 2020 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847; Mizuho Securities USA LLC at 1-866-271-7403; RBC Capital Markets, LLC at 1-866-375-6829; SMBC Nikko Securities America, Inc. at 1-888-868-6856 or TD Securities (USA) LLC at 1-855-495-9846.

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